Exhibit (a)(1)(B)
DRAFT COVER EMAIL TO ALL ELIGIBLE OPTION HOLDERS

To:	[EMAIL ADDRESS]

From:	Robert A. Earnest (options@supind.com)

Date:	August 1, 2007

Subject:	Action Required: Urgent Information Regarding Your Unexercised Stock Options
     This email contains important information about your unexercised stock options.
     As you may know, Superior recently announced that certain stock option grants made to employees from 2001 through 2006 were based on trading dates that preceded the Correct Grant Date of your option. The “Correct Grant Date” is the date all corporate actions have been completed necessary to effectuate the option grant. It is on the Correct Grant Date that the option is deemed to have been granted for both tax and accounting purposes. If an option is granted with an exercise price that is less than the fair market value of the underlying shares, it is considered a “discounted option” for U.S. tax purposes. Effective January 1, 2005, discounted options are subject to penalties and potential interest charges under Section 409A of the United States Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”).
     Our records indicate that some of your Superior stock options will fall into this category of discounted options, regardless of whether you exercise them in the future. These options will be listed in an Addendum to a second email to be sent to you later today.
     To help you avoid tax penalties and other adverse charges under Section 409A of the Internal Revenue Code, Superior is offering to amend the exercise price on your misdated stock options (the “Offer”). The effect of the Offer would raise the exercise price on these options to reflect the trading price on the Correct Grant Date. Superior will also issue you a cash payment based on our determination of the difference in value between the options you currently hold and the value of those options if you accept the Offer and raise the exercise price of the options, as further described in the attached tender offer documents. The values of these options were calculated using the Black-Scholes option pricing model.
     Participation in this Offer is completely voluntary. Changing the exercise price requires a “Tender Offer” to you from Superior, which is included with this letter. Cash payments will be paid on or promptly following January 24, 2008, and will be subject to normal income tax withholding. The remaining terms and conditions of your stock options will remain unchanged.
     It is extremely important that you carefully review the documents attached to this letter, as they contain the information that you need in order to decide whether or not to participate in this Offer.

     These documents (in particular the Tender Offer Documents) are lengthy. For your convenience the approximate number of pages is set forth next to each document so you will know its length before printing it out.
DOCUMENTS AND MATERIALS
(1)	Tender Offer Document (59 pages in length):

[TENDER OFFER DOCUMENT ATTACHED]

(2)	Election Form (6 pages in length):

[ELECTION FORM ATTACHED]

(3)	Withdrawal Form (6 pages in length):

[WITHDRAWAL FORM ATTACHED]
     Your individualized option Addendum, which is an essential part of the Offer, will be provided in a separate email to you later today.
     After reviewing these materials and the Addendum, if you wish to participate in the Tender Offer, you will need to fill out, sign and date the attached Election Form. The Election Form must be received by Superior via facsimile, email attachment, hand delivery, U.S. mail or Federal Express (or similar service) at the numbers or addresses listed below. Delivery will not be accepted after 5:00 p.m., Pacific Time, on Wednesday, August 29, 2007.
     The only permissible delivery methods are: (1) Facsimile to: (818) 902-2506; (2) Email, with all required attachments in PDF or TIFF format, to: options@supind.com; or (3) U.S. mail, overnight delivery or hand delivery to: Superior Industries International, Inc., 7800 Woodley Avenue, Van Nuys, California 91406, 818-902-2701, Attention: Cathy Buccieri.
     Please note that the Company will schedule an informational meeting to explain these materials to you. An email will be sent shortly listing the date, time and location of these meetings.
     We recommend that you discuss the personal tax consequences of this Offer with your financial, legal and/or tax advisors before deciding whether or not to participate in this Offer.
     We apologize for any inconvenience or confusion this situation may have caused. If you have any questions, please email options@supind.com or call Robert A. Earnest at 818-781-4973.
     If you do not receive the Addendum, which is an essential part of the Offer, please contact Cathy Buccieri as soon as possible.

DRAFT COVER EMAIL TO SPECIFIC ELIGIBLE OPTION HOLDERS PROVIDING ADDENDUM

To:	[EMAIL ADDRESS]

From:	Robert A. Earnest (options@supind.com)

Date:	August 1, 2007

Subject:	Action Required: Addendum with individual option information
     You should have received an email from options@supind.com earlier today containing a Tender Offer Document, an Election Form and a Withdrawal Form. That earlier email also referenced an Addendum containing individualized option information that is specific to you and your options. This Addendum is attached to this email, and is an essential part of the Offer.
     If you have any questions, please email options@supind.com or call Robert A. Earnest at 818-781-4973.

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